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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 22)(1)

                                    TRW INC.
                    ----------------------------------------
                                (Name of Issuer)

                                TRW Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   872649-10-8
                    ----------------------------------------
                                 (CUSIP Number)

                                    12-31-99
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]     Rule 13d-1(b)

[__]     Rule 13d-1(c)

[__]     Rule 13d-1(d)

--------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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                                       13G

CUSIP NO. 872649-10-8                                          PAGE 2 OF 6 PAGES


  (1)         Name of Reporting Persons
              I.R.S. Identification No. of Above Persons (Entities Only)

              The TRW Employee Stock Ownership and Savings Plan (the "Plan") I.R.S. No. 13-6260058

  (2)         Check the Appropriate Box if a Member of a Group

              (a) [___]
              (b) [___]

  (3)         SEC USE ONLY

  (4)         Citizenship or Place of Organization

              The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

NUMBER OF         (5)  Sole Voting Power                     0
SHARES                                           -------------
BENEFICIALLY
OWNED BY          (6)  Shared Voting Power          20,004,582  (See footnote
EACH                                             -------------  (1) to Item 4.)
REPORTING
PERSON            (7)  Sole Dispositive Power                0
WITH                                             -------------

                  (8)  Shared Dispositive Power     20,004,582  (See footnote
                                                 -------------  (2) to Item 4.)


  (9)         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   20,004,582
                                                 ------------

 (10)         Check Box if the Aggregate Amount in Row (9) Excludes Certain
              Shares
                    -----

 (11)         Percent of Class Represented by Amount in Row (9)  16.4%
                                                                ------

 (12)         Type of Reporting Person           EP
                                            -------

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                                                               PAGE 3 OF 6 PAGES

Item 1(a).        Name of Issuer:
----------        --------------

                  TRW Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
----------        -----------------------------------------------

                  1900 Richmond Road
                  Cleveland, Ohio 44124

Item 2(a).        Name of Person Filing:
----------        ---------------------

                  The TRW Employee Stock Ownership and Savings Plan

Item 2(b).        Address of Principal Business Office or, if None, Residence:
----------        -----------------------------------------------------------

                  1900 Richmond Road
                  Cleveland, Ohio 44124

Item 2(c).        Citizenship:
----------        -----------

                  The Plan was established by TRW Inc., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

Item 2(d).        Title of Class of Securities:
----------        ----------------------------

                  TRW Common Stock, $0.625 par value (hereinafter referred to as "TRW Common")

Item 2(e).        CUSIP Number:
----------        ------------

                  872649-10-8

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b), or
-------           ---------------------------------------------------------
                  13d-2(b) or (c), Check Whether the Person Filing is a:
                  -----------------------------------------------------

                  (a)   [  ]   Broker or dealer registered under Section 15 of
                               the Exchange Act.

                  (b)   [  ]   Bank as defined in Section 3(a)(6) of the
                               Exchange Act.

                  (c)   [  ]   Insurance company as defined in Section 3(a)(19)
                               of the Exchange Act.

                  (d)   [  ]   Investment company registered under Section 8 of
                               the Investment Company Act.

                  (e)   [  ]   An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E).

                  (f)   [X ]   An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)   [  ]   A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)   [  ]   A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act.

                  (i)   [  ]   A church plan that is excluded from the
                               definition of an investment company under
                               Section 3(c)(14) of the Investment Company Act.

                  (j)   [  ]   Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

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                                                               PAGE 4 OF 6 PAGES

Item 4.           Ownership:
-------           ---------

                  (a)      Amount beneficially owned:

                           20,004,582 as of December 31, 1999

                  (b)      Percent of class:

                           16.4% as of December 31, 1999

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote: 0

                           (ii)  Shared power to vote or to direct the vote:
                                 20,004,582 (1)

                           (iii) Sole power to dispose or to direct the
                                 disposition of:   0

                           (iv) Shared power to dispose or to direct the disposition of:
                                 20,004,582 (2)

----------------------

(1) Pursuant to the Plan, before each annual or special meeting of the shareholders of TRW Inc., each Plan participant with an account balance in the TRW Stock Fund (an investment fund within the Plan consisting solely of TRW Common) is sent a copy of the proxy solicitation material. In addition, each participant is sent forms for advising the three individual co-trustees for the TRW Stock Fund (the "Co-Trustees") how to vote the shares of TRW Common held for the participant's account. Upon receipt of instructions from each Plan participant, the Co-Trustees vote the shares as instructed. The Co-Trustees have the right to vote, at their discretion, the shares of TRW Common for which no voting instructions are received from participants.

(2) Pursuant to the Plan, participants may make contributions to one or more of nine investment funds, including the TRW Stock Fund. Company contributions to the Plan are made exclusively to the TRW Stock Fund. Subject to certain restrictions, a participant may elect to withdraw the value of his or her account in the Plan, including that portion of his or her account in the TRW Stock Fund. Withdrawals from the TRW Stock Fund are currently paid in whole shares. A participant may elect at any time to transfer funds from one investment fund under the Plan to another fund. Such elections might have the effect of requiring the Plan to dispose of shares and to use the proceeds therefrom to fund such transfer. In the case of a tender offer for TRW Common, the Co-Trustees will tender or not tender the shares held for participants' accounts in accordance with directions received from participants; provided, however that (i) the Co-Trustees will determine whether or not to tender shares for which no valid directions are received from Plan participants in their discretion; and (ii) directors and certain officers of TRW do not have the right to direct the Co-Trustees as to whether shares of TRW Common attributable to their accounts should be tendered.

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                                                               PAGE 5 OF 6 PAGES






Item 5.           Ownership of Five Percent or Less of a Class:
-------           --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           ---------------------------------------------------------
                  Person:
                  ------

                  The Plan is a combined profit-sharing and employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code. That part of the Plan comprised of a fund in which Company contributions are invested in TRW Common is an employee stock ownership plan ("ESOP"), while the remaining funds form a profit-sharing plan. All shares of TRW Common held by the Plan are held for the benefit of participants. Dividends paid in respect of shares held by the Plan are credited to the account of the participants except that dividends paid to the Plan on shares of TRW Common held by the ESOP are either paid in cash to Plan participants or, at the Company's discretion, used to repay any ESOP Loan (in which case participants' accounts will be credited with an equivalent amount of TRW Common).

Item 7.           Identification and Classification of the Subsidiary Which
-------           ----------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  -------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:
-------           ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group:
-------           ------------------------------

                  Not applicable.

Item 10.          Certifications:
--------          --------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               PAGE 6 OF 6 PAGES



                                   Signatures


After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 2000                         THE TRW EMPLOYEE
                                                  STOCK OWNERSHIP AND
                                                  SAVINGS PLAN

                                                  By: Board of Administration



                                                  By:     /s/ Ann E. Killian
                                                      -------------------------
                                                            Ann E. Killian
                                                          Member - Board of
                                                            Administration